UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

September 16, 2022

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attention: Ms. Mindy Rotter, Esq., CPA

Re: Unified Series Trust (the “Registrant”) SEC File No. 811-21237

Sarbanes Oxley Review

Dear Ms. Rotter:

On August 31, 2022, you indicated that the Securities and Exchange Commission Staff had completed its triennial review of the financial statements of the Registrant’s series listed in Exhibit A hereto, as required under the Sarbanes Oxley Act of 2002. You confirmed that the Staff had no comments with respect to these series. However, you indicated that in the course of your review and related research, the Staff found an item related to other series of the Registrant that requires a response. Below is the Staff’s comment and Registrant’s response.

Comment: With respect to Registrant’s Form N-CEN filed on November 12, 2021 for certain funds with a fiscal year ended August 31, 2021, the Staff noted that the response to B.19 regarding receipt of an audit opinion other than an unqualified opinion was reported as “yes”. Please disclose in correspondence the funds that received an unqualified opinion and the circumstances.

Response: Registrant confirms that that the response to B.19 in the N-CEN filed on November 12, 2021 was reported as “yes” in error. No funds included in the filing received an unqualified opinion. Registrant filed an N-CEN/A on August 31, 2022 changing the response to B.19 to “no”. The accession number for the filing is 0001752724-22-201683.

Thank you for your review. If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:            Mr. Martin Dean, President, Unified Series Trust

Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust

Ms. Cassandra Borchers, Esq., Thompson Hine LLP

EXHIBIT A

1	S000014625	9/30/2021	811-21237	Appleseed Fund	UNIFIED SERIES TRUST
2	S000070046	9/30/2021	811-21237	Ballast Small/Mid Cap ETF	UNIFIED SERIES TRUST
3	S000002756	9/30/2021	811-21237	Channel Short Duration Income Fund	UNIFIED SERIES TRUST
4	S000000534	12/31/2021	811-21237	Crawford Large Cap Dividend Fund	UNIFIED SERIES TRUST
5	S000038330	12/31/2021	811-21237	Crawford Small Cap Dividend Fund	UNIFIED SERIES TRUST
6	S000058927	12/31/2021	811-21237	Crawford Multi-Asset Income Fund	UNIFIED SERIES TRUST
7	S000074108	12/31/2021	811-21237	LHA Tactical Beta Variable Series Fund	UNIFIED SERIES TRUST